
06015950


John
Keells
Group



# JOHN KEELLS HOLDINGS LIMITED

## Interim Report

Three months ended 30th June 2006

The Group Profit Before Tax in the first quarter of FY2006/07 grew by 19 per cent to Rs.722 million, and Profit Attributable to Equity Holders of the Parent increased by 25 per cent to Rs.492 million over the comparable period in FY 2005/06. Group Revenue grew by 19 per cent to Rs.7.57 billion. At the company level, Net Profit for the Period grew by 2% to Rs.282 million.

On 21 June 2006, JKH made a Partial Offer to all shareholders of Associated Motorways Limited (AMW) to acquire 10% of the current issued share capital of AMW at a price of Rs.380. This offer will be conditional upon AMW issuing a further 10% of new shares by way of a private placement to JKH at a price of Rs.380. We believe an association with AMW has a number of positives, in particular for our Property Industry Group. AMW has freehold land of 217 perches in Union Place, which is adjacent to the Vauxhall Street property owned by the John Keells Group - the combined property will have access from both Union Place and Vauxhall Street, adding value to both properties. With approximately 4.5 acres of freehold land, the combined property would be a prime location for a large scale development. JKH intends to make this investment through its Capital Investments Division, under the John Keells Financial Services Industry Group. The Capital Investments Division has been formed to make investments where we can create value via strategic linkages and management.

The **Transportation Industry Group**, the largest contributor to Group profitability, continued to show growth in FY 2005/06, with all sectors within the industry group registering positive contributions.

The **Leisure Industry Group** registered a profit for the quarter under review, compared to a loss in the tsunami affected first quarter last year. Nevertheless, the prevailing uncertainty surrounding the peace process and incidents in Colombo and other areas have adversely affected the occupancy levels of resorts and city hotel properties. Our Destination Management businesses have also been negatively impacted. The Maldivian properties continued to record healthy profits during the quarter.

As expected, the **Property Industry Group** saw a marginal drop in its profitability compared to the corresponding quarter of the previous year, reflecting the revenue cycle of "The Monarch" development. Construction of "The Monarch" is on schedule. Pre Sales of "The Emperor", the new condominium tower project at the Crescat City commenced in June this year, and a considerable number of bookings have been already received.

The **Food & Beverage Industry Group** recorded a growth of 35 per cent in PBT during the period under review, despite the rising cost of raw materials. Our Carbonated Soft Drinks and Frozen Confectionaries continued to improve its year on year profits. "Keells Super" continues its expansion with 2 new outlets opening during the quarter, increasing the total outlets in the chain to 20.

The **Financial Services Industry Group** registered higher profitability with PBT increasing by 28 per cent compared to the corresponding quarter in the previous year, despite the volatility witnessed in the Stock Market during the quarter and the consolidation of only 30% of the merged NTB-MLL entity as opposed to consolidation of MLL as a 75% subsidiary during the first quarter of FY 2005/06. Presently, the industry group is in the process of maximising cross selling opportunities that exist between our Banking, Leasing and Insurance businesses.

The **Information Technology Industry Group**, saw an improved first quarter. While Office Automation accounted for a majority of industry group profitability, Software Operations and Systems Integration businesses both bettered their performance from the comparable period in FY 2005/06.

In conclusion, it is imperative that the relevant stakeholders work towards a consensus to achieve a negotiated political solution to the ethnic conflict. We cannot but emphasise the importance of peace for the long term growth and competitiveness of Sri Lanka. As stated in my Annual Review, an enabling environment is critical if we are to maintain the level of performance seen in the last year and the first quarter. On our part, we continue to have a positive outlook, whilst being aware of the need to adapt ourselves to the evolving environment.

**S. C. Ratnayake**
Chairman

26 July 2006

# CONSOLIDATED INCOME STATEMENT

| *For the three months ended 30th June* | 2006 | 2005 | Change % | Year Ended 31.03.2006 |
|---|---|---|---|---|
| Revenue | 7,567,049 | 6,358,683 | 19 | 29,926,893 |
| Cost of Sales | (5,614,060) | (4,637,574) | 21 | (21,233,141) |
| **Gross Profit** | 1,952,989 | 1,721,109 | 13 | 8,693,752 |
| Dividend Income | 694 | 694 | - | 45,031 |
| Other Operating Income | 115,618 | 78,514 | 47 | 436,224 |
| Distribution Expenses | (317,982) | (295,741) | 8 | (1,320,146) |
| Administrative Expenses | (1,025,203) | (833,032) | 23 | (3,397,397) |
| Other Operating Expenses | (205,434) | (190,563) | 8 | (998,993) |
| **Profit from Operating Activities** | 520,682 | 480,981 | 8 | 3,458,471 |
| Finance Expenses | (186,903) | (130,077) | 44 | (525,339) |
| Change in Fair Value of Investment Property | - | - | - | 226,645 |
| Share of Associate Company Profits | 387,796 | 257,462 | 51 | 957,958 |
| Profit from Sale of Non-Current Investments | - | - | - | 192,726 |
| **Profit Before Tax** | 721,575 | 608,366 | 19 | 4,310,461 |
| Tax Expense | (177,014) | (160,772) | 10 | (818,841) |
| **Profit for the Period** | 544,561 | 447,594 | 22 | 3,491,620 |
| **Attributable to :** | | | | |
| Equity Holders of the Parent | 491,611 | 391,744 | 25 | 3,050,140 |
| Minority Interest | 52,950 | 55,850 | (5) | 441,480 |
| | 544,561 | 447,594 | 22 | 3,491,620 |
| | Rs. | Rs. | | Rs. |
| Earnings Per Share - Basic | 1.08 | 0.86 | | 6.68 |
| Earnings Per Share - Diluted | 1.06 | 0.85 | | 6.61 |
| Dividend Per Share | - | - | | 3.00 |

*Note : All values are in Rupees '000s, unless otherwise stated.*
*Figures in brackets indicate deductions.*
*The above figures are subject to audit.*

# CONSOLIDATED BALANCE SHEET

| *As at 30th June* | 2006 | 2005 | As at 31.03.2006 |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-Current Assets** | | | |
| Property, Plant & Equipment | 20,344,552 | 18,950,862 | 20,112,184 |
| Investment Property | 2,467,446 | 2,226,926 | 2,467,446 |
| Intangible Assets | 622,998 | 917,848 | 621,880 |
| Investments in Subsidiaries & Joint Ventures | 35,726 | 5,565 | 35,726 |
| Investments in Associates | 3,904,977 | 2,886,099 | 3,540,289 |
| Other Investments | 124,928 | 142,805 | 124,928 |
| Other Non-Current Assets | 3,358,520 | 2,812,908 | 1,079,966 |
| | 30,859,147 | 27,943,013 | 27,982,419 |
| **Current Assets** | | | |
| Inventories | 2,240,391 | 1,928,622 | 2,083,443 |
| Trade & Other Receivable | 6,547,338 | 6,080,206 | 5,263,606 |
| Short Term Investments | 3,994,022 | 2,749,096 | 2,537,728 |
| Cash in Hand & at Bank | 1,511,521 | 1,752,638 | 1,593,228 |
| | 14,293,272 | 12,510,562 | 11,478,005 |
| Total Assets | 45,152,419 | 40,453,575 | 39,460,424 |
| **EQUITY & LIABILITIES** | | | |
| **Capital & Reserves** | | | |
| Authorised Share Capital | 10,000,000 | 10,000,000 | 10,000,000 |
| Issued Share Capital | 4,001,422 | 3,982,105 | 4,000,070 |
| Capital Reserves | 8,288,060 | 6,698,902 | 8,201,695 |
| Revenue Reserves | 11,854,379 | 8,799,270 | 10,742,949 |
| Equity Attributable to Equity Holders of the Parent | 24,143,861 | 19,480,277 | 22,944,714 |
| Minority Interest | 3,592,882 | 3,813,889 | 3,666,132 |
| Total Equity | 27,736,743 | 23,294,166 | 26,610,846 |
| **Non-Current Liabilities** | | | |
| Negative Goodwill | - | 1,299,604 | 1,046,522 |
| Non-Interest Bearing Borrowings | 15,000 | 15,000 | 15,000 |
| Interest Bearing Borrowings | 2,031,798 | 2,786,243 | 2,043,865 |
| Deferred Tax Liabilities | 289,313 | 251,646 | 300,679 |
| Retirement Benefit Obligations | 646,297 | 765,837 | 624,473 |
| Other Deferred Liabilities | 4,988 | 114,553 | 5,397 |
| Other Non-Current Liabilities | 312,321 | 285,938 | 336,827 |
| | 3,299,717 | 5,518,821 | 4,372,763 |
| **Current Liabilities** | | | |
| Trade & Other Payables | 6,051,263 | 4,924,676 | 4,995,933 |
| Dividend Payable | - | 398,028 | - |
| Income Tax Liabilities | 278,448 | 338,071 | 212,484 |
| Short Term Borrowings | 2,876,832 | 3,916,980 | 967,020 |
| Current Portion of Non-Interest Bearing Borrowings | 15,000 | 20,000 | 20,000 |
| Current Portion of Interest Bearing Borrowings | 342,823 | 513,057 | 445,015 |
| Bank Overdrafts | 4,551,593 | 1,529,776 | 1,836,363 |
| | 14,115,959 | 11,640,588 | 8,476,815 |
| Total Equity & Liabilities | 45,152,419 | 40,453,575 | 39,460,424 |
| | Rs. | Rs. | Rs. |
| Net Assets Per Share | 60.34 | 48.68 | 57.34 |

*Note : All values are in Rupees '000s, unless otherwise stated.*
*Figures in brackets indicate deductions.*
*The above figures are subject to audit.*
*The Board of Directors is responsible for the preparation and presentation of these Financial Statements.*


S. C. Ratnayake
Chairman


J. R. F. Peiris
Group Finance Director

26 July 2006

# CONSOLIDATED CASH FLOW STATEMENT

| *For the three months ended 30th June* | 2006 | 2005 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Profit Before Tax | 721,575 | 608,366 |
| Adjustments for : | | |
| Interest Income | (56,851) | (38,220) |
| Finance Expenses | 186,903 | 130,077 |
| Dividend Income | (694) | (694) |
| Share of Associate Company Profits | (387,796) | (257,462) |
| Depreciation of Property, Plant & Equipment | 301,323 | 318,600 |
| (Profit) / Loss on Sale of Property, Plant & Equipment | (1,431) | 11,045 |
| Amortisation of Goodwill on Consolidation (Net) | - | (949) |
| Gratuity Provision | 32,037 | 35,856 |
| Amortisation of Other Deferred Liabilities | (409) | (4,683) |
| Amortisation / Depreciation of Non Current Assets | 23,461 | 11,116 |
| **Operating Profit before Working Capital Changes** | 818,118 | 813,052 |
| (Increase) / Decrease in Inventories | (156,948) | (285,862) |
| (Increase) / Decrease in Receivable & Prepayments | (1,243,486) | 365,505 |
| (Increase) / Decrease in Non-Current Assets | (123,867) | (177,952) |
| Increase / (Decrease) in Creditors & Accruals | 1,081,868 | (52,640) |
| **Cash Generated from Operations** | 375,685 | 662,103 |
| Interest Received | 56,851 | 38,220 |
| Finance Expenses Paid | (186,903) | (130,077) |
| Dividend Received | 694 | 694 |
| Tax Paid | (162,520) | (194,433) |
| Gratuity Paid | (10,199) | (22,689) |
| **Net Cash Flow from Operating Activities** | 73,608 | 353,818 |
| **CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES** | | |
| Acquisition of Property, Plant & Equipment | (526,138) | (1,085,714) |
| Purchase of Lease Rights | (2,177,124) | - |
| Purchase of Investments | - | (10) |
| Increase in Interest in Subsidiaries | (39) | - |
| Proceeds from Sale of Property, Plant & Equipment | 3,569 | 77,234 |
| Addition to Intangible Assets | (2,103) | - |
| Grants Received for Investing Activities | - | 6,823 |
| **Net Cash Flow used in Investing Activities** | (2,701,835) | (1,001,667) |
| **CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES** | | |
| Proceeds from Issue of Shares - Company | 12,547 | 14,768 |
| Dividend Paid to Equity Holders of the Parent | (400,142) | - |
| Dividend Paid to Minority Shareholders | (115,374) | (58,880) |
| Proceeds from Interest Bearing Borrowings | 25,000 | 40,643 |
| Repayment of Interest Bearing Borrowings | (144,259) | (182,643) |
| Proceeds from / (Repayment of) Short Term Borrowings (Net) | 1,909,812 | 308,724 |
| **Net Cash Flow from Financing Activities** | 1,287,584 | 122,612 |
| **NET DECREASE IN CASH & CASH EQUIVALENTS** | (1,340,643) | (525,237) |
| **CASH & CASH EQUIVALENTS AT THE BEGINNING** | 2,294,593 | 3,497,195 |
| **CASH & CASH EQUIVALENTS AT THE END** | 953,950 | 2,971,958 |
| **ANALYSIS OF CASH & CASH EQUIVALENTS** | | |
| Short Term Investments | 3,994,022 | 2,749,096 |
| Cash in Hand & at Bank | 1,511,521 | 1,752,638 |
| Bank Overdrafts | (4,551,593) | (1,529,776) |
| | 953,950 | 2,971,958 |

*Note : All values are in Rupees '000s, unless otherwise stated.*
*Figures in brackets indicate deductions.*
*The above figures are subject to audit.*

# COMPANY INCOME STATEMENT

| *For the three months ended 30th June* | 2006 | 2005 | Change % | Year Ended 31.03.2006 |
|---|---|---|---|---|
| Revenue | 98,293 | 124,279 | (21) | 544,149 |
| Cost of Sales | (58,578) | (55,661) | 5 | (223,778) |
| **Gross Profit** | 39,715 | 68,618 | (42) | 320,371 |
| Dividend Income | 473,120 | 419,476 | 13 | 2,163,569 |
| Other Operating Income | 12,336 | 14,311 | (14) | 14,217 |
| Administrative Expenses | (147,608) | (129,696) | 14 | (728,696) |
| Other Operating Expenses | (3,796) | (18,943) | (80) | (99,685) |
| **Profit from Operating Activities** | 373,767 | 353,766 | 6 | 1,669,776 |
| Finance Expenses | (81,376) | (73,142) | 11 | (283,833) |
| Change in Fair Value of Investment Property | - | - | - | 88,472 |
| Profit from Sale of Non-Current Investments | - | - | - | 301,777 |
| **Profit Before Tax** | 292,391 | 280,624 | 4 | 1,776,192 |
| Tax Expense | (10,350) | (2,810) | 268 | (24,226) |
| **Net Profit for the Period** | 282,041 | 277,814 | 2 | 1,751,966 |
| | Rs. | Rs. | | Rs. |
| Earnings Per Share - Basic | 0.62 | 0.61 | | 3.83 |
| Earnings Per Share - Diluted | 0.61 | 0.60 | | 3.79 |
| Dividend Per Share | - | - | | 3.00 |

*Note : All values are in Rupees '000s, unless otherwise stated.*
*Figures in brackets indicate deductions.*
*The above figures are subject to audit.*

# COMPANY BALANCE SHEET

| As at 30th June | 2006 | 2005 | As at 31.03.2006 |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-Current Assets** | | | |
| Property, Plant & Equipment | 337,047 | 398,444 | 349,362 |
| Investment Property | 800,000 | 709,988 | 800,000 |
| Investments in Subsidiaries & Joint Ventures | 14,401,696 | 13,127,121 | 12,856,697 |
| Investments in Associates | 1,665,947 | 1,437,722 | 1,665,947 |
| Other Investments | 94,507 | 94,507 | 94,507 |
| Other Non-Current Assets | 63,918 | 90,613 | 65,906 |
| | 17,363,115 | 15,858,395 | 15,832,419 |
| **Current Assets** | | | |
| Inventories | 872 | 944 | 874 |
| Trade & Other Receivable | 341,372 | 458,443 | 339,256 |
| Amounts Due from Related Parties | 260,692 | 263,876 | 185,831 |
| Short Term Investments | - | 3,000 | - |
| Cash in Hand & at Bank | 5,114 | 78,672 | 160,157 |
| | 608,050 | 804,935 | 686,118 |
| **Total Assets** | 17,971,165 | 16,663,330 | 16,518,537 |
| **EQUITY & LIABILITIES** | | | |
| **Capital & Reserves** | | | |
| Authorised Share Capital | 10,000,000 | 10,000,000 | 10,000,000 |
| Issued Share Capital | 4,001,422 | 3,982,105 | 4,000,070 |
| Capital Reserves | 5,216,398 | 5,127,794 | 5,205,203 |
| Revenue Reserves | 4,865,596 | 4,308,999 | 4,983,697 |
| **Total Equity** | 14,083,416 | 13,418,898 | 14,188,970 |
| **Non-Current Liabilities** | | | |
| Interest Bearing Borrowings | 600,000 | 682,433 | 600,000 |
| Retirement Benefit Obligations | 76,296 | 73,010 | 73,834 |
| | 676,296 | 755,443 | 673,834 |
| **Current Liabilities** | | | |
| Trade & Other Payables | 236,365 | 172,148 | 203,408 |
| Amounts due to Related Parties | 42,707 | 35,700 | 4,270 |
| Dividend Payable | - | 398,028 | - |
| Income Tax Liabilities | 12,266 | 11,684 | 30,519 |
| Short Term Borrowings | 500,000 | 1,677,200 | 500,000 |
| Current Portion of Interest Bearing Borrowings | 82,505 | 165,234 | 164,974 |
| Bank Overdrafts | 2,337,610 | 28,995 | 752,562 |
| | 3,211,453 | 2,488,989 | 1,655,733 |
| **Total Equity & Liabilities** | 17,971,165 | 16,663,330 | 16,518,537 |
| | Rs. | Rs. | Rs. |
| Net Assets Per Share | 35.20 | 33.54 | 35.46 |

*Note : All values are in Rupees '000s, unless otherwise stated.*
*Figures in brackets indicate deductions.*
*The above figures are subject to audit.*
*The Board of Directors is responsible for the preparation and presentation of these Financial Statements.*

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

26 July 2006

# COMPANY CASH FLOW STATEMENT

| *For the three months ended 30th June* | 2006 | 2005 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Profit Before Tax | 292,391 | 280,624 |
| Adjustments for: | | |
| Finance Expenses | 81,376 | 73,142 |
| Depreciation of Property, Plant & Equipment | 24,634 | 23,553 |
| Profit on Sale of Investments | - | (3,993) |
| Provision for Fall in Value of Investments | - | 13,020 |
| Gratuity Provision | 2,462 | 4,533 |
| *Operating Profit before Working Capital Changes* | 400,863 | 390,879 |
| *(Increase) / Decrease in Receivable & Prepayments* | (71,479) | 113,141 |
| *Increase / (Decrease) in Creditors & Accruals* | 68,544 | 102,019 |
| Cash Generated from Operations | 397,928 | 606,039 |
| Finance Expenses Paid | (81,376) | (73,142) |
| Tax Paid | (29,260) | (6,806) |
| *Net Cash Flow from Operating Activities* | 287,292 | 526,091 |
| CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES | | |
| Purchase of Property, Plant & Equipment | (12,319) | (23,726) |
| Purchase of Investments | (1,545,000) | - |
| Proceeds from Sale of Investments | - | 19,713 |
| *Net Cash Flow used in Investing Activities* | (1,557,319) | (4,013) |
| CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES | | |
| Proceeds from Issue of Shares | 12,547 | 14,768 |
| Dividend Paid | (400,142) | - |
| Repayment of Long Term Borrowings | (82,469) | (82,465) |
| Proceeds from / (Repayment of) Short Term Borrowings (Net) | - | 44,800 |
| *Net Cash Flow used in Financing Activities* | (470,064) | (22,897) |
| NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS | (1,740,091) | 499,181 |
| CASH & CASH EQUIVALENTS AT THE BEGINNING | (592,405) | (446,504) |
| CASH & CASH EQUIVALENTS AT THE END | (2,332,496) | 52,677 |
| ANALYSIS OF CASH & CASH EQUIVALENTS | | |
| Short Term Investments | - | 3,000 |
| Cash in Hand & at Bank | 5,114 | 78,672 |
| Bank Overdrafts | (2,337,610) | (28,995) |
| | (2,332,496) | 52,677 |

*Note : All values are in Rupees '000s, unless otherwise stated.*
*Figures in brackets indicate deductions.*
*The above figures are subject to audit.*

# STATEMENT OF CHANGES IN EQUITY

Group - Total Equity

| | 2006 | 2005 |
|---|---|---|
| **Balance as at 31st March** | **26,610,846** | 22,531,696 |
| Effect of adopting SLAS 40 (2003) | - | 751,232 |
| Currency Translation Differences | **30,048** | 14,103 |
| Net Gain / (Loss) Recognised Directly in Equity | | |
| Changes in Holding | - | (8,319) |
| Associate Company Share of Net Assets | **7,735** | - |
| Negative Goodwill | **1,046,522** | - |
| Share Options Exercised | **1,352** | 2,392 |
| Premium on Issue of Shares | **11,195** | 12,376 |
| Net Profit for the Period | **544,561** | 447,594 |
| Final Dividend to Equity Holders of the Parent - 2005/2006 | **(400,142)** | (398,028) |
| Subsidiary Dividend to Minority Shareholders | **(115,374)** | (58,880) |
| **Balance as at 30th June** | 27,736,743 | 23,294,166 |

Company

| | 2006 | 2005 |
|---|---|---|
| **Balance as at 31st March** | **14,188,970** | 13,164,499 |
| Effect of adopting SLAS 40 (2003) | - | 359,845 |
| Share Options Exercised | 1,352 | 2,392 |
| Premium on Issue of Shares | **11,195** | 12,376 |
| Net Profit for the Period | **282,041** | 277,814 |
| Final Dividend - 2005/2006 | (400,142) | (398,028) |
| **Balance as at 30th June** | 14,083,416 | 13,418,898 |

*Note : All values are in Rupees '000s, unless otherwise stated.*
*Figures in brackets indicate deductions.*
*The above figures are subject to audit.*

26 July 2006

Provisional Financial Statements

## SEGMENT INFORMATION

| For the three months ended 30th June | Transportation | | Leisure | | Property | | Food & Beverage | | Financial Services | | Information Technology | | Others | | Group Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| Total Revenue | 3,302,111 | 2,294,195 | 1,540,569 | 1,029,149 | 155,779 | 153,423 | 2,443,685 | 2,017,913 | 867,051 | 1,126,902 | 531,007 | 440,584 | 483,465 | 979,799 | 9,323,667 | 8,041,965 |
| Less : | | | | | | | | | | | | | | | | |
| Intra Segment Revenue | - | - | (105,719) | (71,413) | - | - | (60,435) | (46,016) | - | - | (2,992) | (1,697) | (7,142) | (12,271) | (176,288) | (131,397) |
| Inter Segment Revenue | (21,152) | (28,341) | (12,577) | (13,133) | (27,772) | (26,930) | (10,245) | (8,891) | - | - | (33,798) | (32,415) | (73,704) | (102,114) | (179,248) | (211,824) |
| Segment Revenue | 3,280,959 | 2,265,854 | 1,422,273 | 944,603 | 128,007 | 126,493 | 2,373,005 | 1,963,006 | 867,051 | 1,126,902 | 494,217 | 406,472 | 402,619 | 865,414 | 8,968,131 | 7,698,744 |
| Share of Associate | | | | | | | | | | | | | | | | |
| Company Revenue | (565,078) | (419,523) | - | - | - | - | - | - | (836,004) | (920,538) | - | - | - | - | (1,401,082) | (1,340,061) |
| Revenue | 2,715,881 | 1,846,331 | 1,422,273 | 944,603 | 128,007 | 126,493 | 2,373,005 | 1,963,006 | 31,047 | 206,364 | 494,217 | 406,472 | 402,619 | 865,414 | 7,567,049 | 6,358,683 |
| Profit from Operating Activities | 316,237 | 364,746 | 88,361 | (32,385) | 57,368 | 53,430 | 131,362 | 106,905 | 12,656 | 40,771 | 32,688 | 1,825 | (117,990) | (54,311) | 520,682 | 480,981 |
| Share of Associate Company Profit | 292,066 | 213,796 | - | - | - | - | - | - | 95,730 | 43,666 | - | - | - | - | 387,796 | 257,462 |
| Segment Results | 608,303 | 578,542 | 88,361 | (32,385) | 57,368 | 53,430 | 131,362 | 106,905 | 108,386 | 84,437 | 32,688 | 1,825 | (117,990) | (54,311) | 908,478 | 738,443 |
| Finance Expenses | (3,167) | (96) | (76,484) | (4,279) | (4,464) | 554 | (18,807) | (23,553) | (58) | (34) | (771) | (69) | (83,152) | (102,600) | (186,903) | (130,077) |
| Profit / (Loss) Before Tax | 605,136 | 578,446 | 11,877 | (36,664) | 52,904 | 53,984 | 112,555 | 83,352 | 108,328 | 84,403 | 31,917 | 1,756 | (201,142) | (156,911) | 721,575 | 608,366 |
| Tax Expense | (38,899) | (42,510) | (5,865) | (6,028) | (5,715) | (5,349) | (48,720) | (43,189) | (24,816) | (16,109) | (6,929) | (5,478) | (46,070) | (42,109) | (177,014) | (160,772) |
| Profit / (Loss) for the Period | 566,237 | 535,936 | 6,012 | (42,692) | 47,189 | 48,635 | 63,835 | 40,163 | 83,512 | 68,294 | 24,988 | (3,722) | (247,212) | (199,020) | 544,561 | 447,594 |
| Attributable to : | | | | | | | | | | | | | | | | |
| Equity Holders of the Parent | 562,445 | 511,145 | 3,420 | (46,754) | 40,309 | 42,106 | 34,190 | 25,104 | 82,206 | 61,014 | 24,988 | (3,722) | (255,947) | (197,149) | 491,611 | 391,744 |
| Minority Interest | 3,792 | 24,791 | 2,592 | 4,062 | 6,880 | 6,529 | 29,645 | 15,059 | 1,306 | 7,280 | - | - | 8,735 | (1,871) | 52,950 | 55,850 |
| | 566,237 | 535,936 | 6,012 | (42,692) | 47,189 | 48,635 | 63,835 | 40,163 | 83,512 | 68,294 | 24,988 | (3,722) | (247,212) | (199,020) | 544,561 | 447,594 |

*Note : In addition to Segment Results, other information such as Finance Expenses, Tax Expenses have been segmented for better presentation.*
*All values are in Rupees '000s, unless otherwise stated.*
*Figures in brackets indicate deductions.*
*The above figures are subject to audit.*

# NOTES TO THE FINANCIAL STATEMENTS

| *For the three months ended 30th June* | **2006** | 2005 |
|---|---|---|
| 1 Market Price Per Share | | |
| | **Rs.** | Rs. |
| Highest | **159.50** | 165.00 |
| Lowest | **118.00** | 122.50 |
| Last Traded | **132.00** | 129.00 |

2 The Interim Financial Statements of the Company and of the Group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2006 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting. Further, new and revised accounting standards applicable for the quarter ended 30 June 2006 have been considered in preparing the Interim Financial Statements of the Company and of the Group.

3 The presentation and classification of the Financial Statements for the corresponding period of the previous year, have been amended, where relevant, for better presentation and to be comparable with those of the current year.

4 Net Assets Per Share has been calculated, for all periods, based on the number of shares in issue as at 30 June 2006.

5 A Final Dividend of 10% for the financial year ended 31 March 2006 was paid on 30 June 2006.

6 At the EGM held on 30 June 2006, the Shareholders approved a scrip issue of 1 ordinary share for every 7 existing ordinary shares to the holders of ordinary shares in the Company as at the end of trading on 13 June 2006.

7 An offer has been made to the Shareholders of AMW to purchase 10% of the current issued share capital at a price of Rs.380. The offer is conditional upon AMW issuing a further 10% of new shares by way of a Private Placement, to the John Keells Group, also at a price of Rs.380. The Private Placement of the new shares will be subject to shareholder approval.

8 There have been no other events subsequent to the Balance Sheet date, which require disclosure in the Interim Financial Statements.

9 All values included in these Financial Statements are in Rs.'000s unless otherwise stated.

# CORPORATE INFORMATION

**Name of Company**
John Keells Holdings Limited

**Legal Form**
Public Limited Liability Company,
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

**Directors**
Mr S C Ratnayake - Chairman
Mr A D Gunewardene - Deputy Chairman
Mr G S A Gunasekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr T Das
Mr S Easparathasan
Mr S Enderby
Mr M V Muhsin
Mr P D Rodrigo

**Audit Committee**
Mr E F G Amerasinghe - Chairman
Mr S Easparathasan
Mr P D Rodrigo

**Remuneration Committee**
Mr E F G Amerasinghe - Chairman
Mr M V Muhsin
Mr P D Rodrigo

**Nominations Committee**
Mr T Das - Chairman
Mr S Enderby
Mr M V Muhsin
Mr S C Ratnayake

**Secretaries and Registrars**
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

**Auditors**
Ernst and Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

**Bankers**
Bank of Ceylon
CitiBank N.A
Commercial Bank
Deutsche Bank A.G
DFCC Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
Nations Trust Bank
NDB Bank
Pan Asia Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

**Depository for GDRs**
CitiBank NA
New York

**Registered Office of the Company**
130 Glennie Street
Colombo 2
Sri Lanka

**Contact Details**
P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : (94 11) 2306000
Facsimile : (94 11) 2447087

Internet : www.keells.com
Email : jkh@keells.com